Exhibit 99.1

26 January 2021

Midatech Pharma PLC

(“Midatech” or the “Company”)

Business Update

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, announces a number of updates:

1.	Q-Sphera Pipeline

The Q-Sphera R&D pipeline has expanded to a net five active projects with all proceeding to plan. At their option, the collaboration with the European affiliate of a global pharmaceutical company has expanded to three active pharmaceutical ingredients (“API”s). Optimised formulations have been developed for the two internal pipeline programmes, MTD211 and MTD219, with the former undergoing and the latter shortly to begin in vivo studies. The collaboration with Dr Reddy’s Laboratories Ltd was mutually terminated.

2.	MTX110

The encouraging survival data from the Phase I study of MTX110 in DIPG announced on 19 October 2020 combined with a significant increase in budgeted costs by the proposed Phase II clinical site at Kinderspital, Zurich have prompted a re-evaluation of the MTX110 programme. By moving the clinical trial programme to the US and employing an alternative convection enhanced delivery (“CED”) system, the Company will be able to undertake both a Phase I/II study in DIPG and a pilot Phase I study in a defined subset of adult glioblastoma multiforme (“GBM”) patients, a much larger indication with also a very significant unmet medical need. The Company expects that both studies can be completed for less than the cost of the original planned study in Zurich. Both the Phase I/II study in DIPG and the Phase I pilot study in GBM are expected to begin enrolment later this year with completion expected in 2023 and 2022, respectively.

The EU has notified the Company that, because its relationships with China Medical System Holdings Ltd and its affiliate, it does not qualify as an SME and is therefore not eligible to receive the GlioKIDS grant.

The Company is engaged in tentative discussions around potential co-development of MTX110 although given the early stage of such discussions, there can be no assurance of a successful conclusion.

3.	Panobinostat Licence

Further to the update outlined in the Company’s results for the year ended 31 December 2019, Secura Bio, Inc. (“Secura Bio”), the licensor of panobinostat, the API component of MTX110, has twice declined an invitation to withdraw its purported termination of the license. The Company continues to enjoy freedom to use panobinostat for research purposes and believes the relevant Secura Bio patents may marginally delay a launch of MTX110 for DIPG but not MTX110 for GBM.

4.	Closure of Bilbao Operations

The Company’s facilities were closed in early June 2020 following successful negotiations with a Worker’s Council. Certain assets, including gold nanoparticle manufacturing equipment were transferred to Cardiff and others were sold. All liabilities have been settled other than one small Spanish Government loan which has been cash collateralised.

5.	Strategic Review

Following the re-financing of the Company in mid-2020, clinical progress with MTX110 and the encouraging development of the Q-Sphera R&D pipeline, the Company has drawn to a close the Strategic Review process originally announced on 31 March 2020. The Company is focused on its realigned strategy for its Q-Sphera technology and MTX110 and will continue to pursue licensing opportunities for its products and/or technologies.

Taking into account available cash resources and the updates referenced above, the Company confirms it continues to expect to have sufficient working capital to fund operations into the fourth quarter of 2021, assuming its programmes are progressed as planned and zero licence fee milestone receipts.

Commenting, Stephen Stamp, CEO and CFO of Midatech, said: “In a year that posed challenges for everybody, I am particularly proud of how Midatech was able to pivot away from a single product focus towards a more broadly-based collaborative strategy – a strategy which is gaining traction. Our Q-Sphera pipeline is significantly expanded, providing more opportunities for partnering success. The re-alignment of MTX110 to include GBM, an opportunity 30-50 times the size of DIPG, significantly enhances the potential for that programme also. We are well positioned for a productive 2021.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
Rupert Dearden (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker (Corporate Broking) Tel: +44 (0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Megan Paul Tel: +1 (646) 653 7034 Email: mpaul@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

 Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.